September 20, 2013

SUBMITTED VIA EDGAR

Todd K. Schiffman

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Re:	First National Community Bancorp, Inc.
Form 10-K
Filed March 28, 2013
File No. 000-53869

Dear Mr. Schiffman:

We are in the process of carefully considering and preparing our response to the comments included in your letter of September 9, 2013. We currently expect to submit our formal response to the comments included in your letter on or before September 27, 2013.

If you have any questions or concerns about the proposed timing of our response, please do not hesitate to call me at (570) 348-6419.

Sincerely,

/s/ James M. Bone, Jr.

James M. Bone, Jr.
Executive Vice President and
Chief Financial Officer